Report of Independent Registered Public Accounting Firm

The Board of Trustees of
BNY Mellon Investment Funds I:

We have examined managements assertion, included in the accompanying Management Statement Regarding Compliance With Certain Provisions of the Investment Company Act of 1940, that BNY Mellon Global Fixed
Income Fund (the Fund), a series of BNY Mellon Investment Funds I, complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the Act) as of December 31, 2020. Management is responsible for its assertion about the Funds compliance with those requirements of subsections (b) and (c) of Rule 17f-2 of the Act (the specified requirements). Our responsibility is to express an opinion on managements assertion about the Funds compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants.
Those standards require that we plan and perform the examination to obtain reasonable assurance about whether managements assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about whether managements assertion is fairly stated in all materials respects. The nature, timing, and extent of the procedures selected depend on our judgement, including an assessment of the risks of material misstatement of managements assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Included among our procedures were the following tests performed as of December 31, 2020, and with respect to agreement of security purchases and sales, for the period from October 31, 2020 (the date of the Funds last examination) through December 31, 2020:
1.	Confirmation with the Custodian of all securities held,
hypothecated, pledged or placed in escrow or out for transfer with brokers or pledgees, if any;
2.	Obtained the Custodian reconciliation of security positions held by institutions in book entry form (e.g., the Federal Reserve Bank, The Depository Trust Company and various sub-custodians) to Custodian records and verified that reconciling items were cleared in a timely manner;

3.	Reconciliation of the Funds securities per the books and records of the Fund to those of the Custodian;
4.	Agreement of pending purchase and sale activity for the Fund as of
December 31, 2020, if any, to documentation of corresponding subsequent bank statements;

5.	Agreement of five security purchases and five security sales or maturities, since the date of the last examination, from the books and records of the Fund to corresponding bank statements;

6.	Review of the BNY Mellon Asset Servicing Custody and
Securities Lending Services Service Organization Control Report (SOC 1 Report) for the period January 1, 2020 to December 31, 2020 and noted no relevant findings were reported in the areas of Asset Custody and Trade Settlement.

We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Funds compliance with specified requirements.
In our opinion, managements assertion that the Fund complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2020, with respect to securities reflected in the investment accounts of the Fund is fairly stated, in all material respects.
This report is intended solely for the information and use of management and The Board of Trustees of BNY Mellon Investment Funds I and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.

      /s/ KPMG LLP
New York, New York
June 11th, 2021

















	June 11th, 2021

Management Statement Regarding Compliance With
Certain Provisions of the Investment Company Act of 1940


We, as members of management of  BNY Mellon Global Fixed Income
Fund (the Fund), a series of BNY Mellon Investment Funds I, are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management
Investment Companies of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Funds compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 as of December 31, 2020, and for the period from October 31, 2020 (the date of the Funds last examination) through December 31, 2020.

Based on the evaluation, we assert that the Funds were in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of December 31, 2020, and for the period from October 31, 2020 (the date of the Funds last examination) through December 31, 2020, with respect to securities reflected in the investment accounts of the Funds.

BNY Mellon Investment Funds I

Jim Windels
Treasurer

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